UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 23 January 2014

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Press Release

AMCU strike suspended pending labour court judgment

Johannesburg: Thursday, 23 January 2014: Harmony Gold Mining Company Limited ("Harmony" and/or "the Company") confirms that AMCU's (Association of Mineworkers and Construction Union) proposed strike at Harmony's Kusasalethu and Masimong mines has been suspended pending a judgment awaited from the Labour Court in Gauteng on 30 January 2014.

The Chamber of Mines, representing the gold companies, argued today for an interdict against the strike. The main grounds for the application were that an agreement for the gold sector was reached last September with the National Union of Mineworkers, UASA and Solidarity which, between them, represent a majority (72%) of employees in the sector.

The Labour Court stated that it was unable to give its judgment immediately and needed time to consider the arguments by both parties and will make its judgment on 30 January 2014. The court ordered that the strike may not take place in the interim.

Attendance levels at both Kusasalethu and Masimong mines were normal this morning.

ends.

Issued by Harmony Gold Mining Company Limited

23 January 2014

For more details contact:

Henrika Ninham

Investor Relations Manager

+27 (0) 82 759 1775 (mobile)

Marian van der Walt
Executive: Corporate and Investor Relations

+27 (0) 82 888 1242 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.:   ZAE000015228

Registration number:
1950/038232/06

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 23, 2014

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director